Exhibit 12.1

Statement Regarding Computation of Ratios

	Year Ended December 31,					Nine Months Ended September 30,
	2006	2007	2008	2009	2010	2011
	(In thousands, except ratio amounts)
Earnings
Loss before income taxes	$(19,589)	$(11,611)	$(21,669)	$(24,854)	$(10,058)	$(33,395)
Interest expense	327	1,130	1,756	1,663	1,304	797
Amortization of debt issuance costs	42	138	542	771	701	264
Interest component of rent expense (1)	72	90	380	569	593	459
Earnings available for fixed charges	$(19,148)	$(10,253)	$(18,991)	$(21,851)	$(7,460)	$(31,875)
Fixed Charges
Interest expense	327	1,130	1,756	1,663	1,304	797
Amortization of debt issuance costs	42	138	542	771	701	264
Interest component of rent expense (1)	72	90	380	569	593	459
Total fixed charges	$441	$1,358	$2,678	$3,003	$2,598	$1,520
Deficiency of earnings available to cover fixed charges (2)	$(19,589)	$(11,611)	$(21,669)	$(24,854)	$(10,058)	$(33,395)

(1)   Represents the portion of rental expense from operating leases that is estimated by us to be representative of interest.

(2)   The above table does not include a separate calculation of the deficiency of earnings to cover combined fixed charges and preferred stock dividends because we do not have any preferred stock outstanding.